Exhibit 99.1

Sterlite Industries (India) Limited
SIPCOT Industrial Complex,
Madurai By Pass Road,
T V Puram P.O.
Tuticorin -628 002
Tamil Nadu, India
Tel: +91 461 612591
Fax: +91 461 2340203
www.sterlite-industries.com
23 September 2009
Sterlite Industries (India) Limited
Incident at the BALCO Construction Site
Sterlite Industries (India) Limited (Sterlite or the “company”), regrets to announce that a power plant chimney under construction at BALCO, Korba collapsed today. The chimney was being constructed by Gannon Dunkerley & Co. Ltd for the 1,200 MW CPP, associated with the 325 ktpa aluminium smelter project.
The relief and rescue operations are in full swing with the involvement of the company and the government resources.
Activities in the particular area were temporarily suspended, while the existing operations remain unaffected.
A probable reason for the incident appears to be the excessive rains and lightning at Korba. The exact cause for this will however be ascertained only after a detailed investigation is concluded.

Sterlite Industries (India) Limited Incident at the BALCO Construction Site	Page 2 of 2
For further information, please contact:

Sumanth Cidambi	sumanth.cidambi@vedanta.co.in
Director - Investor Relations	Tel: +91 22 6646 1531
Sterlite Industries (India) Limited

Sheetal Khanduja	Sheetal.khanduja@vedanta.co.in
AGM- Investor Relations	Tel: +91 22 6646 1427
Sterlite Industries (India) Limited
About Sterlite
Sterlite Industries is India’s largest non-ferrous metals and mining company with interests and operations in aluminum, copper, zinc and lead and Power. It is a subsidiary of Vedanta Resources plc, a London-based diversified FTSE 100 metals and mining group. Sterlite Industries’ main operating subsidiaries are Hindustan Zinc Limited for its zinc and lead operations; Copper Mines of Tasmania Pty Limited for its copper operations in Australia; and Bharat Aluminum Company Limited for its aluminum operations. The company operates its own copper operations in India. The company has entered the commercial energy generation business and is in the process of setting up a 2,400MW independent power plant through its wholly owned subsidiary, Sterlite Energy Limited. Sterlite Industries is listed on the Bombay Stock Exchange and National Stock Exchange in India and the New York Stock Exchange in the United States. For more information, please visit
www.sterlite-industries.com.
Disclaimer
This press release contains “forward-looking statements” - that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward-looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.